UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                         Commission File Number 0-29804

                           NOTIFICATION OF LATE FILING

(Check one) [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
            [ ] Form 10-Q and Form 10-QSB Form [ ] N-SAR
            For Period Ended DECEMBER 31, 2004

                [ ] Transition Report on Form 10-K and Form 10-KSB
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q and Form 10-QSB
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Full Name of Registrant: Kushi Natural Foods Corp.
                         -------------------------

Former Name of Registrant:  Not Applicable
                            ----------------------

           Address of Principal Executive Office (Street and Number):
                    42 Barrett Road, Lawrence, New York 11559
           ----------------------------------------------------------

PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate):

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Company's limited staff and resources are the reason for this delay and cause it to be unable to complete the Company's Annual Report on Form 10-KSB by March 31, 2005, the required filing date, without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Frank J. Hariton                 914                     674-4373
  ----------------             -----------            ------------------
      (NAME)                   (AREA CODE)            (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [] Yes  [X]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Kushi Natural Foods Corp.
                  --------------------------------------------
                  (Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated:  March 30, 2005

/s/ FRANK J. HARITON
------------------------
    Frank J. Hariton
    Secretary


                                    ATTENTION
      Intention misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).